FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2005

Current Technology Corporation (File#0-1984)

(Translation of registrant's name into English)

Suite 530 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

NEWS RELEASE

CURRENT TECHNOLOGY RESTRUCTURES DEBT TOTALLING $1,173,823 USD

Vancouver, BC, March 23, 2005 - Current Technology Corporation (OTC Bulletin Board: CRTCF) (the "Company") is pleased to announce that it has reached an agreement with the Company’s largest shareholder, Keith Denner, to restructure $1,173,823 (all funds USD) indebtedness of the Company to Mr. Denner. The $ 1,173,823 of indebtedness is comprised of an $826,335 promissory note and a $347,488 convertible promissory note. The $826,335 promissory note is in turn comprised of $704,900 as reported in the Company’s most recently issued financial statements dated September 30, 2004, $88,456 of additional advances made by Mr. Denner for legal fees with respect to this matter, and accrued interest. The $347,488 convertible promissory is comprised of $279,300 of principal (no new advances have been made under this instrument since September 2001) and accrued interest.

 Under the agreement, the $826,335 promissory note is restated by the Company issuing to Mr. Denner a convertible promissory note (the “New Debt”) bearing interest at 10% per annum and due and payable January 2, 2007. Mr. Denner has the right to convert all or part of the New Debt to common shares of the Company at a conversion price of $0.25 per share. In addition, the Company is issuing Mr. Denner warrants to purchase an additional 3,200,000 shares. The warrants are exercisable at a price of $0.25 per share and expire on the later of January 2, 2010 or the date which is one year and five business days after the New Debt is repaid in full. Further, under the agreement, the $347,488 convertible promissory note is converted into 6,949,766 common shares and warrants to purchase an additional 6,949,766 common shares. The warrants are exercisable at a price of $0.05 per share and expire on the later of March 31, 2006 or on the date which is one year and five business days after the New Debt is repaid in full.

“This agreement significantly strengthens the Company’s balance sheet” states CEO Robert Kramer. “The restatement of the promissory note to a convertible promissory note due January 2007 (ie, the New Debt described above) eliminates $826,335 of current liabilities. With a conversion price of $0.25 it is anti-dilutive and gives us almost two years to deal with the obligation. In addition, $347,488 of long-term debt is converted to share capital.”

After taking into consideration the foregoing issuances, Mr. Denner owns 14,979,266 common shares (representing approximately 22.29% of the issued and outstanding

NEWSRELEASE (cont)

March 23, 2005

shares of the Company) and warrants to purchase an additional 16,908,933 common shares.  All such warrants provide for a cashless exercise provision.  Of the 6,759,167 warrants held by Mr. Denner prior to the foregoing issuances, the Company has agreed to extend all of the expiry dates to the later of January 9, 2007 or on the date which is one year and five business days after the New Debt is repaid in full.  The Company has also agreed to adjust the terms applicable to 2,980,000 warrants (included in the aforementioned 6,759,167 warrants) held by Mr. Denner.  These warrants will now be exercisable at $0.05 per share up to and including the later of February 7, 2006 or on the date which is seven days after the New Debt is repaid in full and at $0.10 thereafter. In the aggregate, after giving effect to the exercise of Mr. Denner's warrants and the conversion of the convertible promissory note issued to Mr. Denner (and prior to the exercise or conversion of any options, warrants or other convertible securities of the Company by any other holder thereof), Mr. Denner would beneficially own under applicable securities law 40.26% of the deemed outstanding shares of the Company.  This percentage will be reduced proportionately if other holders exercise their existing options and warrants previously issued by the Company.

The shares and warrants were acquired for investment purposes and Mr. Denner has no present intention to further increase his beneficial ownership of or control or direction over the shares.  Mr. Denner may in the future take such actions in respect of his holdings as he deems appropriate in light of the circumstances then existing, including the purchase of additional shares or other securities of the Company through open market purchases or privately negotiated transactions, or the sale of all or a portion of his holdings in the open market or in privately negotiated transactions to one or more purchasers.

For more information or a copy of the applicable report please contact:

Robert Kramer Current Technology Corporation 530-800 West Pender Street Vancouver, British Columbia Canada V6C 2V6	Keith Denner 5901 Vista Drive West Des Moines, Iowa USA 50266
Telephone: 604.684.2727 Facsimile: 604.684.0526	Telephone: 515.226.0000 x310 Facsimile: 515.226.0817

ON BEHALF OF THE BOARD

“Robert Kramer”

Robert Kramer, Director

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Current Technology Corporation

(Registrant)

By: "Robert Kramer"

(Signature)

Robert Kramer, CFO

Date: March 23, 2005